                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-24412

CUSIP NUMBER:

(Check One) |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_|
Form N-SAR |_| Form N-CSR

For Period Ended: September 30, 2004

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

MACC Private Equities Inc.
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Full Name of Registrant

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Former Name if Applicable

15 West South Temple Street, Suite 520
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Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah  84101
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously disclosed by the Registrant, the Registrant's subsidiary,
MorAmerica Capital Corporation ("MorAmerica Capital"), is a defendant in arbitration proceedings involving the sale by MorAmerica Capital and certain other individuals and institutional investors of their respective interests in a former portfolio company. The Registrant's consolidated financial statements include a loss contingency associated with these arbitration proceedings. Since the end of the Registrant's fiscal year 2004, a number of material developments have occurred and are ongoing with respect to the arbitration proceedings.
Generally accepted accounting principles require the Registrant to consider the effects, if any, of these subsequent developments in the treatment of the loss contingency in its financial statements for the year ended September 30, 2004.
Because the final resolution of these developments may have a material effect on the Registrant's fiscal year 2004 consolidated financial statements, the
Registrant is unable to complete its financial statements prior to the resolution of these developments, which is expected to occur within the next few business days.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David E. Gardels
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(Name)

402-964-5027
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(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_|Yes |X|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                           MACC Private Equities Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2004                By:        /s/ Kent I. Madsen
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                                       Name:      Kent I. Madsen
                                       Title:     President

                             Rule 12b-25(c) Exhibit

                                Not applicable.